UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):   August 15, 2008

Commission File Number	Name of Registrant, State of Incorporation, Address and Telephone Number	IRS Employer Identification Number
1-40	PACIFIC ENTERPRISES (A California Corporation) 101 Ash Street San Diego, California 92101 (619) 696-2020	94-0743670
1-1402	SOUTHERN CALIFORNIA GAS COMPANY (A California Corporation) 555 West Fifth Street Los Angeles, California 90013 (213) 244-1200	95-1240705
1-3779	SAN DIEGO GAS & ELECTRIC COMPANY (A California Corporation) 8326 Century Park Court San Diego, California 92123 (619) 696-2000	95-1184800

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FORM 8-K

The following information supplements and should be read in conjunction with the information contained in the registrant's Annual Report on Form 10-K for the year ended December 31, 2007 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

Three-Year Revolving Credit Facility

On August 15, 2008, San Diego Gas & Electric Company and Southern California Gas Company entered into a Three-Year Revolving Credit Agreement with a syndicate of lenders for which JPMorgan Chase Bank serves as administrative agent. Southern California Gas Company is a subsidiary of Pacific Enterprises which, in turn, is a subsidiary of Sempra Energy. San Diego Gas & Electric Company is also an indirect subsidiary of Sempra Energy.

The credit facility has become effective and permits revolving credit borrowings by each utility of up to $600 million through August 15, 2011 subject to a combined borrowing limit for both utilities of $800 million. It also provides for the issuance of letters of credit on behalf of each utility subject to a combined letter of credit commitment of $200 million for both utilities with the amount of borrowings otherwise available under the facility reduced by the amount of outstanding letters of credit.

Borrowings, none of which are outstanding, would bear interest at benchmark rates plus a margin that varies with market index rates and the borrowing utility's credit rating. The facility also requires each utility to maintain at the end of each quarter a ratio of total indebtedness to total capitalization (as defined in the facility) of no more than 65%.

Each utility's obligations under the credit facility are individual obligations and a default by one utility would not constitute a default or preclude borrowings by, or the issuance of letters of credit on behalf of, the other utility.

Concurrently with the effectiveness of the credit agreement the utilities' $600 million combined revolving credit facility scheduled to expire in August 2010 was terminated.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PACIFIC ENTERPRISES
(Registrant)

Date: August 18, 2008   By: /s/ Dennis V. Arriola
                                         Dennis V. Arriola
                                         Senior Vice President and Chief Financial Officer

SOUTHERN CALIFORNIA GAS COMPANY
(Registrant)

Date: August 18, 2008   By: /s/ Dennis V. Arriola
                                         Dennis V. Arriola
                                         Senior Vice President and Chief Financial Officer

SAN DIEGO GAS & ELECTRIC COMPANY
(Registrant)

Date: August 18, 2008   By: /s/ Dennis V. Arriola
                                         Dennis V. Arriola
                                         Senior Vice President and Chief Financial Officer